UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-5231

A. Full title of the plan and the address of the plan, if different from the issuer named below:

McDonald’s Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McDonald’s Corporation

110 North Carpenter Street

Chicago, Illinois 60607

1

Report of Independent Registered Public Accounting Firm

Plan Participants and 401(k) Plan Administrative Committee of the McDonald’s Corporation 401(k) Plan

Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the McDonald’s Corporation 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2021 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2007.

Oak Brook, Illinois

June 23, 2022

2

McDonald’s Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

(amounts in thousands)

	2021	2020
ASSETS
Investments, at fair value
Cash	$75	$402
U.S. Treasury securities	—	19,174
Option contracts	—	(136)
ETF	—	57,169
103-12 – Real estate funds	3,052	—
McDonald’s Corporation common stock	1,741,485	1,507,382
Collective funds	1,990,739	1,694,481
Total investments, at fair value	3,735,351	3,278,472
Investments, at contract value	400,904	437,080
Total investments	4,136,255	3,715,552

Receivables
Participant contributions	8	14
Company contributions	1,047	1,892
Accrued income	—	10
Other receivables	—	—
Interfund receivables	—	—
Participant loans	24,270	24,366
Total receivables	25,325	26,282
Total assets	4,161,580	3,741,834

LIABILITIES
Management expenses payable	320	350
Other liabilities	1,461	1,851
Total liabilities	1,781	2,201
NET ASSETS AVAILABLE FOR BENEFITS	$4,159,799	$3,739,633

See the accompanying notes to financial statements.

3

McDonald’s Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

(amounts in thousands)

2021
Additions to net assets attributed to:
Net appreciation in fair value of investments	$639,863
Interest income	9,473
Dividends	36,317
Net investment income	685,653

Contributions
Company	32,525
Participant	55,522
Rollovers	7,036
Total contributions	95,083

Participant loan interest income	1,041
Total net additions	781,777

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	359,082
Management and administrative expenses	2,529
Total deductions	361,611

Net increase	420,166
Net assets available for benefits
Beginning of year	3,739,633
End of year	$4,159,799

See the accompanying notes to financial statements.

4

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 1 – DESCRIPTION OF PLAN

General: The McDonald’s Corporation 401(k) Plan (the “Plan”) is administered by a committee of officers (the “Administrative Committee”) appointed by the Executive Vice President – Chief People Officer of McDonald’s Corporation (the “Company” or “McDonald’s”). Fiduciary Counselors oversees the McDonald’s Common Stock Fund and the McDonald’s ESOP Stock Fund under the Plan. Participants should refer to the Summary Plan Description and Prospectus for a complete description and up-to-date information. The Plan was amended and restated on January 1, 2020 to appoint Empower Retirement as the recordkeeper. The Plan was further amended on December 21, 2020 to allow Roth contributions and hardship withdrawals, to implement a 20% cap on balance transfers into the McDonald’s Company Stock Fund and to adopt certain Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and Setting Every Community Up for Retirement Enhancement Act (SECURE Act) provisions. The Plan was further amended on September 1, 2021 and January 1, 2022, noting tax gross-up payments are no longer considered compensation and the contribution limits were capped at 75% of compensation, respectively.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must have attained age 21, have a valid Social Security number and be on the U.S. payroll of the Company or a participating employer. For purposes of the eligibility and contribution description below, the term “Company” includes McDonald’s Corporation and all participating employers.

Restaurant management employees and staff employees (including part-time staff employees) are eligible to make 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. Vice Presidents and above, crew employees and interns are eligible to make 401(k) contributions after one year of eligibility service as defined by the Plan document. Restaurant management employees who are not contributing to the Plan are enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21. Matching contributions are provided to eligible employees after one year of eligibility service as defined by the Plan document.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan, subject to Internal Revenue Service (“IRS”) annual limits. Highly compensated employees under IRS rules are not able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to IRS limits, and in addition may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan or Federal thrift plan under Section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are the Growth Fund, Income Fund, Inflation Strategy Fund, Capital Preservation Fund, Large Cap Equity Index Fund, Small & Mid Cap Equity Index Fund, International Equity Index Fund, Bond Index Fund, Index Retirement Income Fund, Index 2015 Retirement Solutions Fund, Index 2020 Retirement Solutions Fund, Index 2025 Retirement Solutions Fund, Index 2030 Retirement Solutions Fund, Index 2035 Retirement Solutions Fund, Index 2040 Retirement Solutions Fund, Index 2045 Retirement Solutions Fund, Index 2050 Retirement Solutions Fund, Index 2055 Retirement Solutions Fund, Index 2060 Retirement Solutions Fund, McDonald’s Common Stock Fund and McDonald’s ESOP Stock Fund. No more than 20% of a participant’s future 401(k) contributions may be invested in the McDonald’s Common Stock Fund.

The Company matches (after one year of eligibility service and attainment of age 21) $1 for every $1 of contributions to the Plan, up to a maximum of 6% of eligible compensation (as defined by the Plan).

A “true-up” calculation will be performed at the end of each calendar year and will be posted to participant accounts in January of the following year. Forfeitures, to the extent available, are used to offset a portion of the Company match. Forfeitures of $321,000 and $72,000 were used to offset the Company match as of December 31, 2021 and 2020, respectively.

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. Participants can change how their existing account balances are invested at any time. Effective July 1, 2019, for participants who are automatically enrolled, all contributions to the Plan, both participant and Company contributions, are invested in the age-appropriate target date fund for participants that do not make an investment election. Effective October 1, 2020, a 20% cap was added to McDonald’s stock for all future contributions. Effective March 1, 2021, a 20% cap on balance transfers into the McDonald’s Common Stock Fund was added.

5

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s matching contribution and true-up match (if any) and (ii) Plan earnings or losses, distributions, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: All participants can elect to fully diversify all accounts in the Plan.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to five years. In 2020, the ability to take a second loan was added. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions. If a participant terminates with an unpaid loan exceeding $1,000 and does not take a full distribution, the participant has 90 days to pay off the loan in full or elect to use the direct debit feature and continue to make monthly payments for the remaining loan term.

Qualified Domestic Relations Orders (“QDROs”): QDROs received will undergo a QDRO review and will be charged a processing fee of $300 for each QDRO. The $300 fee will be subtracted from the divorced participant’s account unless the QDRO states the fee is to be split between the participant and the alternate payee.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the balance in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until attainment of age 72 unless an earlier distribution is elected.

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1: Contributions).

Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments. Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company contribution.

In-Service Withdrawals: Participants who have attained age 59½ and terminated participants may withdraw all or any part of their account balances under the Plan at any time. Participants may also withdraw up to 100% of their ESOP, Profit Sharing, Investment Savings, Stock Sharing and Rollover accounts at any time.

Pass Through Dividend Election: Participants may choose whether dividends earned on shares of Company common stock will be paid directly to them in cash or reinvested in their accounts in Company common stock.

Voting: Participants may direct the trustee of the Plan (the “Trustee”) to vote shares of Company common stock credited to their accounts as well as those shares not voted by other participants.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Other than fully benefit-responsive investment contracts, which are valued at contract value, the Plan’s investments are reported at fair value. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

6

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
•	Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

Cash: Interest-bearing cash held at Northern Trust is valued at quoted market prices (Level 1 inputs).

U.S. Treasury Securities: U.S. Treasury securities are priced by a pricing vendor on the basis of bid or mid evaluations according to a region’s market convention using factors which include, but are not limited to, market quotations, yields and maturities. The pricing vendors use proprietary methods to arrive at the evaluated price (Level 2). These prices represent the price a dealer would pay for a security (typically in an institutional round lot).

Option Contracts: This asset type includes put and call options on Bonds, Commodities, Equities, Equity Index, Note/Bond Swap Futures, Over-The-Counter (“OTC”) Commodities, OTC Debt, OTC Equity Index and OTC Equity Options. Exchange trade options and futures are priced using an exchange disseminated price at the end of the trading day (Level 1).

ETF: An exchange-traded fund that holds assets such as stock, commodities or bonds and is designed to trade close to its net asset value. The fair values of exchange-traded funds are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).

McDonald’s Corporation Common Stock: The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).

Collective Trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investments objectives and underlying investments of the collective trusts vary, with some holding short-term investments for principal preservation, some holding securities of companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and some holding a blend of asset-backed securities and corporate bonds. Each collective trust, including target date funds, provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Target date funds seek to grow assets over a specified period and provide a blend of stability of principal and capital appreciation. The asset allocation of a target date fund gradually grows more conservative as the target date nears and risk tolerance falls. For target date funds, additional redemptions are made as of the valuation date on which such unit value is calculated, at the plan level, pursuant to notice or direction from the trust to the trustee at least 15 business days before the valuation date (or as otherwise determined by the trust or the trustee).

103-12 – Real Estate Funds: Investments in real estate unitized funds are carried at fair value using daily income estimates and net asset value of the underlying funds as a practical expedient. The fair value of real estate funds is determined daily, consistent with the Private Placement Memorandum, using the estimated fair value based on the conventional approaches to value. The three approaches are: (i) Cost approach: current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (ii) Income approach: discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by appropriate factor; and (iii) Market approach: value indicated by recent sales of comparable real estate in the market. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates. An independent appraiser uses one or a combination of them to estimate the approximate value of the type of real estate in the market.

7

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments measured at fair value on a recurring basis as of December 31, 2021 and 2020 are summarized below (amounts in thousands):

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Investment Type
Cash	$75	$—	$—	$75
McDonald’s Corporation common stock	1,741,485	—	—	1,741,485
Total assets in the fair value hierarchy	1,741,560	—	—	1,741,560

Investments measured at net asset value (a)
Collective Trusts / 103-12 – Real Estate Funds	—	—	—	1,993,791
Investments at fair value	$1,741,560	$—	$—	$3,735,351

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Investment Type
Cash	$402	$—	$—	$402
U.S. Treasury securities	—	19,174	—	19,174
Option contracts	(136)	—	—	(136)
ETF	57,169	—	—	57,169
McDonald’s Corporation common stock	1,507,382	—	—	1,507,382
Total assets in the fair value hierarchy	1,564,817	19,174	—	1,583,991

Investments measured at net asset value (a)
Collective Trusts	—	—	—	1,694,481
Investments at fair value	$1,564,817	$19,174	$—	$3,278,472

(a)	In accordance with Accounting Standard Codification (“ASC”) Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent as a practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS

The Plan investments include a Capital Preservation Fund, managed by GSAM Stable Value, LLC, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan participant withdrawals and administrative expenses. The Capital Preservation Fund holds the Short-Term Investment Fund (the “STIF”) along with synthetic guaranteed investment contracts, which hold limited liability companies and collective funds that invest in various fixed income securities. The STIF is valued at net asset value amounting to $9,338,199 and $3,887,952 as of December 31, 2021 and 2020, respectively, and included within collective trusts in the ASC Topic 820, “fair value” table in Note 2. The fair value of the limited liability companies is estimated using the Plan’s percentage ownership in the limited liability company based on the audited financial statements. These synthetic investment contracts are included in the financial statements at contract value except the STIF. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

8

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 3 – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS (CONTINUED)

The synthetic investment contracts within the Capital Preservation Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances may include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to terminate a synthetic investment contract in order to switch to a different investment advisor or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the synthetic investment contract issuer’s underwriting criteria for issuance of a clone contract. The contracts may also limit the circumstances under which an issuer may terminate a synthetic investment contract. Examples of circumstances which would allow an issuer to terminate the contract include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If any one of these events were to occur, the issuer may terminate the contract at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The crediting rates are reviewed and reset on a monthly basis. The key factors that influence future crediting rates could include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts and the duration of the underlying investments backing the contracts.

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 5 – ADMINISTRATIVE FEES

The investment management and advisory fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third party are charged directly to participant accounts only for individuals that use this service. Administrative fees associated with the Plan are paid by the Company.

NOTE 6 – INCOME TAX STATUS

The IRS has determined and informed the Company by letter, dated September 24, 2013, that the Plan and related trust are designed, including amendments adopted through October 18, 2012, in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). Although the Plan was subsequently restated, effective January 1, 2020, Plan management believes that the Plan is still designed and being operated in compliance with the applicable requirements of the IRC and, therefore, that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by regulators. The U.S. Department of Labor (the “DOL”) conducted an audit of Plan years 2015 through 2018. On March 5, 2020, the DOL closed the audit.

NOTE 7 – TRANSACTIONS WITH PARTIES IN INTEREST

During 2021, the Plan received $35,437,995 in common stock dividends from the Company. For the year ended December 31, 2021, the realized and unrealized gain on Company common stock was $50,420,132 and $309,137,723, respectively. The Plan held 6,496,382 and 7,024,041 shares of Company common stock as of December 31, 2021 and 2020, respectively. These transactions are related party transactions as defined by GAAP.

During 2021, fees totaling $2,529,230 were paid by the Plan to the managers of the investments held in the Plan and an advisor to Plan participants. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments issued by The Northern Trust Company or State Street Bank and Trust Company. Therefore, these transactions qualify as party-in-interest. The Plan holds investments issued by various investment managers of the Plan. Therefore, these qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company common stock.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 8 – NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted certain participant contributions to the Trustee later than required by DOL Regulation 2510.3-102. Participant accounts have been credited with the amount of the investment income that would have been earned had the participant contributions been remitted on a timely basis as required by DOL guidelines.

9

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investments, which are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In January 2020, the World Health Organization declared an outbreak of a novel coronavirus (COVID-19) as a pandemic resulting in adversely impacted global commercial activity and significant declines and volatility in financial markets resulting in economic uncertainties, which may negatively impact investment performance across the globe. The COVID-19 pandemic presents uncertainty and risk with respect to the Plan’s performance and financial results.

NOTE 10 – FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2021 and 2020 to net assets per the Form 5500 (amounts in thousands):

	2021	2020
Net assets available for benefits per the financial statements	$4,159,799	$3,739,633
Adjustment from contract value to fair value for fully benefit responsive investment contracts	9,560	23,121
Less: Benefit payable	—	(1,051)
Net assets per the Form 5500	$4,169,359	$3,761,703

Following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2021 to the net gain per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$420,166
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2021	(13,561)
Add: Benefit payable	1,051
Net gain per the Form 5500	$407,656

NOTE 11 – SUBSEQUENT EVENTS

Effective January 1, 2022, a 75% deferral limit on eligible compensation was implemented.

Effective May 1, 2022, dividends $25 and under will be automatically reinvested.

The recent military conflict between Russia and Ukraine has impacted volatility in financial markets resulting in economic uncertainties, which may negatively impact investment performance across the globe.

10

Mcdonald’s corporation, ein 36-2361282

McDonald’s Corporation 401(k) Plan, PLAN NUMBER 001

Plan Year End December 31, 2021

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant ContributionS

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here If Late Participant Loan Repayments Are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
☒	—	—	$2,123.00	$27.00

11

Mcdonald’s corporation, ein 36-2361282

McDonald’s Corporation 401(k) Plan, PLAN NUMBER 001

Plan Year End December 31, 2021

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(a)	(b) (c) Identity of Issuer / Description	(d) Cost**	(e) Market Value
	McDonald’s Corporation Common Stock
*	MCDONALDS CORP COM		$420,206,159
*	MCDONALDS CORP COM		1,321,278,964
	Subtotal – McDonald’s Corporation Common Stock		1,741,485,123

	McDonald’s Loan Assets
*	MCDONALD’S LOAN ASSETS (4.250% – 6.500%, 2021 – 2026)		24,270,250
	Subtotal – McDonald’s Loan Assets		24,270,250

	Synthetic Guaranteed Investment Contracts
*	GOLDMAN SACHS ASSET MANAGEMENT INTERMEDIATE CORE FUND		125,009,387
*	LOOMIS INTERMEDIATE GOV/CREDIT FUND		88,962,907
*	WELLINGTON INTERMEDIATE CORE PORTFOLIO		96,936,778
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2021		2,316,667
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2022		25,392,026
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2023		25,305,508
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2024		22,804,161
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2025		23,736,105
	Subtotal – Synthetic Guaranteed Investment Contracts		410,463,539

	Collective Trusts
*	MFO AON HEWITT COLLECTIVE INVT TR GLOBALEQUITY CL I		377,470,751
*	MFO EARNEST PARTNERS SMID CAP CORE FUND – CLASS A		24,046,100
*	MFO JPMORGAN CORE DIVERSIFIED COMMERCIALPROPERTY FUND		67,469,892
*	MFO SSGA REIT INDEX NONLENDING SERIES FUND CMX2		3,809,063
*	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND – NONLENDING		112,313,321
*	MFB NT COLLECTIVE S&P500 INDEX FUND – NONLENDING		510,484,176
*	MFB NT COLLECTIVE ALL COUNTRY WORLD EX-US IMI FUND – NONLENDING		129,381,029
*	NT COLLECTIVE EXTENDED EQUITY INDEX FD – NONLENDING		204,097,438
*	MFO AON HEWITT COLLECTIVE INVT TR INCOMECL I INCOME CL I		223,307,888
*	MFO AON HEWITT COLLECTIVE INVT TR INFLATION STRATEGY CL I		29,007,064
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX RETIREMENT INCOME FD CL I		3,381,358
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2015 RETIREMENT SOLUTION CL I		4,958,752
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2020 RETIREMENT SOLUTION CL I		13,372,658
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2025 RETIREMENT SOLUTION CL I		31,952,013
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2030 RETIREMENT SOLUTION CL I		42,445,660
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2035 RETIREMENT SOLUTION CL I		53,859,514
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2040 RETIREMENT SOLUTION CL I		40,418,657
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2045 RETIREMENT SOLUTION CL I		31,300,606
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2050 RETIREMENT SOLUTION CL I		26,631,067
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2055 RETIREMENT SOLUTION CL I		18,071,483
*	MFO AON TR CO COLLECTIVE INVT TR AON HEWITT INDEX 2060 RETIREMENT SOLUTION CL I		8,389,943
*	COLTV SHORT TERM INVT FD		34,570,317
	Subtotal – Collective Trusts		1,990,738,750

	103-12 – Real Estate Funds
*	MFO PGIM RETIREMENT REAL ESTATE FUND II LP		3,051,529
	Subtotal – 103-12 – Real Estate Funds		3,051,529

	Interest-Bearing Cash
	UNITED STATES DOLLAR – CASH		75,537
	Subtotal – Interest-Bearing Cash		75,537

	TOTAL ASSETS		$4,170,084,728

*	Party in interest
**	Historical cost is disclosed only for nonparticipant-directed investments

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EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Crowe LLP, Independent Registered Public Accounting Firm

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s Corporation 401(k) Plan

Dated: June 23, 2022	By:	/s/ Michael T. Cieplak
Michael T. Cieplak
Corporate Senior Vice President – Treasury and Investor Relations

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